SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. [ ])*

Alpha Pro Tech, Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

020772109
(CUSIP Number)

January 23, 2015
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020772109	13G	Page 2 of 11

1.	NAME OF REPORTING PERSONS Abacab Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 915,205
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 915,205
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,205
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 020772109	13G	Page 3 of 11

1.	NAME OF REPORTING PERSONS Abacab Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 915,205
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 915,205
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,205
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 020772109	13G	Page 4 of 11

1.	NAME OF REPORTING PERSONS Abacab Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 915,205
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 915,205
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,205
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 020772109	13G	Page 5 of 11

1.	NAME OF REPORTING PERSONS Bradley Zarlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 410,688
	6.	SHARED VOTING POWER 915,205
	7.	SOLE DISPOSITIVE POWER 410,688
	8.	SHARED DISPOSITIVE POWER 915,205
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,893
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 020772109	13G	Page 6 of 11

1.	NAME OF REPORTING PERSONS Ronald Weinstock
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 24,000*
	6.	SHARED VOTING POWER 915,205
	7.	SOLE DISPOSITIVE POWER 24,000*
	8.	SHARED DISPOSITIVE POWER 938,205
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 939,205
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Includes 1,000 shares held in the IRA of the Reporting Person’s spouse.

CUSIP No. 020772109	13G	Page 7 of 11

Item 1(a).	Name of Issuer:
Alpha Pro Tech, Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
60 Centurian Drive, Suite 112 Markham, Ontario L3R 9R2

Item 2(a).	Name of Person Filing:
Abacab Capital Management LLC, a Delaware limited liability company (“Abacab Capital”), Abacab Asset Management, LLC, a Delaware limited liability company (“Abacab Asset”), Abacab Fund LP, a Delaware limited partnership (“Abacab Fund”), Bradley Zarlin and Ronald Weinstock (each a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:
330 W. 38th Street, Suite 1407 New York, NY 10018

Item 2(c).	Citizenship:

Abacab Fund is a Delaware limited partnership.

Abacab Capital is a Delaware limited liability company.

Abacab Asset is a New York limited liability company.

Bradley Zarlin is a United States Citizen.

Ronald Weinstock is a United States Citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:
020772109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 020772109	13G	Page 8 of 11

Item 4.	Ownership:

(a)

Abacab Fund owns 915,205 shares of the common stock of the Issuer.

Abacab Capital is the investment manager of Abacab Fund. By virtue of its relationship with Abacab Fund, Abacab Capital may be deemed to beneficially own the 915,205 shares of common stock beneficially owned by Abacab Fund.

Abacab Asset is the General Partner of Abacab Fund. By virtue of its relationship with Abacab Fund, Abacab Asset may be deemed to beneficially own the 915,205 shares of common stock beneficially owned by Abacab Fund.

Bradley Zarlin is a member of, and a Principal of, Abacab Capital and Abacab Asset, and a limited partner of Abacab Fund. Mr. Zarlin owns 410,688 shares of common stock of the Issuer, and by virtue of his relationship with Abacab Fund, Abacab Capital and Abacab Asset (as described above), may be deemed to beneficially own the 915,205 shares of common stock beneficially owned by Abacab Fund.

Ronald Weinstock is a member of, and a Principal of, Abacab Capital and Abacab Asset, and a limited partner of Abacab Fund. Mr. Weinstock owns 24,000 shares of common stock of the Issuer (including 1,000 shares held in his spouse’s IRA), and by virtue of his relationship with Abacab Fund, Abacab Capital and Abacab Asset (as described above), may be deemed to beneficially own the 915,205 shares of common stock beneficially owned by Abacab Fund.

(b)

Percent of class:

Abacab Fund, Abacab Capital and Abacab Asset beneficially own 6.0% of the Issuer’s common stock.

Bradley Zarlin beneficially owns 8.7% of the Issuer’s common stock.

Ronald Weinstock beneficially owns 6.2% of the Issuer’s common stock.

All percentages above are based on 15,155,523 shares of common stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Current Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 020772109	13G	Page 9 of 11

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Abacab Fund, Abacab Capital and Abacab Asset: -0- Bradley Zarlin: 410,688 Ronald Weinstock: 24,000 (including 1,000 shares held in his spouse’s IRA)

(ii) Shared power to vote or to direct the vote: Abacab Fund, Abacab Capital and Abacab Asset: 915,205 Bradley Zarlin: 915,205 Ronald Weinstock: 915,205

(iii)

Sole power to dispose or to direct the disposition of:

Abacab Fund, Abacab Capital and Abacab Asset: -0-

Bradley Zarlin: 410,688

Ronald Weinstock: 24,000 (including 1,000 shares held in his spouse’s IRA)

(iv) Shared power to dispose or to direct the disposition of: Abacab Fund, Abacab Capital and Abacab Asset: 915,205 Bradley Zarlin: 915,205 Ronald Weinstock: 915,205

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Inapplicable.

Item 8.	Identification and Classification of Members of the Group: Inapplicable.

CUSIP No. 020772109	13G	Page 10 of 11

Item 9.	Notice of Dissolution of Group: Inapplicable.

Item 10.	Certifications:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated December 12, 2017, between Abacab Fund L.P., Abacab Capital Management LLC, Abacab Asset Management, LLC, Bradley Zarlin and Ronald Weinstock

CUSIP No. 020772109	13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2017

Abacab Fund L.P.

By:	/s/ Ronald Weinstock

Name:	Ronald Weinstock

Title:	Principal – Abacab Asset Management LLC, its General Partner

Abacab Capital Management LLC

By:	/s/ Ronald Weinstock

Name:	Ronald Weinstock

Title:	Principal

Abacab Asset Management, LLC

By:	/s/ Ronald Weinstock

Name:	Ronald Weinstock

Title:	Principal

Bradley Zarlin

/s/ Bradley Zarlin

Ronald Weinstock

/s/ Ronald Weinstock

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.